SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

March 24, 2010

Commission File No.: 1-34455

Anheuser-Busch InBev SA/NV

(Translation of registrant’s name into English)

Belgium

(Jurisdiction of Incorporation)

Grand Place/Grote Markt 1, 1000 Brussels

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

This Report contains a copy of the following:

(1) The Press Release issued on March 24, 2010.

PRESS RELEASE Brussels, 24 March 2010 - 1 / 3

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev Announces Bond Issuance

Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) announced today that it has completed the pricing of USD 3.25 billion aggregate principal amount of bonds, consisting of USD 500 million aggregate principal amount of floating rate notes due 2013, USD 1.0 billion aggregate principal amount of fixed rate notes due 2013, USD 750 million aggregate principal amount of fixed rate notes due 2015 and USD 1.0 billion aggregate principal amount of fixed notes due 2020. The notes will bear interest at 73 basis points above three-month LIBOR for the floating rate notes, at an annual rate of 2.500% for the 2013 notes, 3.625% for the 2015 notes, and 5.000% for the 2020 notes, which will mature on March 26, 2013, in the case of the floating rate note and the 2013 note, and on April 15, 2015, in the case of the 2015 note, and on April 15, 2020, in the case of the 2020 note.

The notes will be issued by Anheuser-Busch InBev Worldwide Inc. and will be unconditionally and irrevocably guaranteed by its parent company, Anheuser-Busch InBev NV/SA, which is currently rated Baa2 (Moody’s) and BBB+ (Standard and Poor’s). In addition, certain subsidiaries of Anheuser-Busch InBev NV/SA will provide guarantees in respect of the notes.

The notes are being offered and sold to certain qualified institutional investors in the US pursuant to Rule 144A and outside the US pursuant to Regulation S under the US Securities Act of 1933, as amended.

Felipe Dutra, CFO of Anheuser-Busch InBev, commented “Today’s USD 3.25 billion bond offering along with the recently announced USD 17.2 billion bank financing further improves our capital structure. The bonds allow us to refinance bank debt using less expensive funding and will provide us with additional undrawn capacity under our new USD 8.0 billion revolving credit facility, thus improving the Company’s liquidity.”

PRESS RELEASE Brussels, 24 March 2010 - 1 / 3

As a consequence of this bond offering and of the USD 17.2 billion refinancing announced on February 26, 2010, non-recurring finance costs in 1Q10 and 2Q10 will include incremental non-cash accretion expenses of USD 29 million and USD 157 million, respectively, in addition to a one-time negative mark-to-market adjustment estimated to be approximately USD 320 million for 1Q10, as the interest rate swaps hedging on USD 5.85 billion of the original acquisition facility will no longer be effective. The estimated negative mark-to-market impact is subject to interest rate volatility and will be determined at substantially the same time as the closing of the bond offering. While the accretion expense is a non-cash item, the cash equivalent of the negative mark-to-market adjustment will be spread over 2010 and 2011.

Dutch and French versions of this press release will be posted on www.ab-inbev.com as soon as possible.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depository Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. A true consumer-centric, sales driven organization, Anheuser-Busch InBev manages a portfolio of well over 200 beer brands that includes global flagship brands Budweiser, Stella Artois and Beck’s, fast growing multi-country brands like Leffe and Hoegaarden, and strong “local champions” such as Bud Light, Skol, Brahma, Quilmes, Michelob, Harbin, Sedrin, Klinskoye, Sibirskaya Korona, Chernigivske, and Jupiler, among others. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona brand. Anheuser-Busch InBev’s dedication to heritage and quality is rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser-Busch brewery, which traces its origins back to 1852 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its approximately 116,000 employees based in operations in 23 countries across the world. The company strives to be the Best Beer Company in a Better World. In 2009, the company realized revenue of 36.8 billion USD. For more information, please visit: www.ab-inbev.com.

Anheuser-Busch InBev Contacts:

Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Robert Ottenstein Tel: +1-212-573-4365 E-mail: robert.ottenstein@ab-inbev.com

Karen Couck Tel: +32-16-27-69-65 E-mail: karen.couck@ab-inbev.com	Thelke Gerdes Tel: +32-16-27-68-88 E-mail: thelke.gerdes@ab-inbev.com

PRESS RELEASE Brussels, 24 March 2010 - 1 / 3

Access to this Press Release is granted on the condition that you have read, understood and accepted the following terms.

Access to this Press Release is restricted to (a) persons who have professional experience in matters relating to investments falling within Article 19(1) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (b) high net worth entities falling within Article 49(1) of the Order, and other persons to whom it may otherwise lawfully be communicated, (all such persons together being referred to as “relevant persons”). The Notes are available only to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this Press Release or any of its contents.

The notes referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the “Securities Act”) or any relevant securities laws of any state or other jurisdiction and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act. Accordingly, the notes are being offered and sold only (1) inside the United States to “Qualified Institutional Buyers”, as defined in, and in reliance on, Rule 144A under the Securities Act and (2) outside the US to non-US persons in reliance on Regulation S under the Securities Act. There will be no public offer of the notes in the United States. Anheuser-Busch InBev Worldwide Inc. will be required pursuant to a registration rights agreement with the initial purchasers of the notes to file an exchange offer registration statement with the US Securities and Exchange Commission with respect to an offer to exchange the notes (and, in certain circumstances, to file a shelf registration statement with respect to resales of the notes) for new notes having similar terms.

This press release does not constitute an offer to sell or the solicitation of an offer to buy debt securities in the US or any other jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV (Registrant)

Dated: March 25, 2010	By:	/s/ Benoit Loore
	Name:	Benoit Loore
	Title:	VP Legal Corporate